

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2018

Via Email
Emanuel González-Revilla
Ambassador of Panama
Embassy of Panama
2862 McGill Terrace, NW
Washington, DC 20008

> **Re:** **Republic of Panama**
> **Registration Statement under Schedule B**
> **Filed February 26, 2018**
> **File No. 333-223218**
>
> **Form 18-K for Fiscal Year Ended December 31, 2016, as amended**
> **Filed September 29, 2017, as amended February 26, 2018**
> **File No. 333-07558**

Dear Mr. González-Revilla:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 18-K for Fiscal Year Ended December 31, 2016

Exhibit 99.D

Recent Government Actions, D-6

1.   We note your disclosure on page D-8 that in January 2017, the government published for the first time a "National Risk Evaluation for the Prevention of Money Laundering and Financing of Terrorism" and that the analysis identifies the risk level of money laundering in Panama. The disclosure indicates that the report is to help with the development of public policies and to direct resources effectively. Please update the

Form 18-K to include any governmental policies undertaken by Panama to address risks related to money laundering. To the extent material, please include in the prospectus any related risk factors.

Table No. 2, D-26

2.   Please provide inflation numbers based on the same CPI inflation base year or advise us why presenting the annual percentage change with different base years is appropriate.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3233 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Special Counsel

cc: Eli Whitney Debevoise II, Esq.
         Arnold & Porter Kaye Scholer LLP